EXHIBIT 12

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2009	2010	2011	2012	2013
EARNINGS:
Earnings before income taxes	143,769	186,305	279,387	303,117	368,895
Fixed charges	204,528	181,860	183,948	189,412	188,144
Add: Amortization of capitalized interest	620	742	722	713	589
Less: Interest capitalized	1,361	195	17	0	0
Earnings available for fixed charges (A)	347,555	368,712	464,041	493,242	557,628

FIXED CHARGES:
Interest and other financial charges	147,891	130,654	133,496	140,841	137,461
Costs associated with sale of receivables	0	0	0	0	0
Portion of rents representing interest expense	56,637	51,206	50,452	48,571	50,683
Total fixed charges (B)	204,528	181,860	183,948	189,412	188,144

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	1.70x	2.03x	2.52x	2.60x	2.96x